Mail Stop 3561


									November 22, 2005




Mr. Rodney C. Sacks
Chairman of the Board and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882


		RE:	Hansen Natural Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30,
2005
			Filed March 16, 2005 and November 9, 2005
			File No.  0-18761

Dear Mr. Sacks:

		We have reviewed your responses in your letter dated November 11, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Notes to Consolidated Financial Statements

General

1. We read your response to comment 2 in our letter dated October
13,
2005. We object to your proposal to change your segment reporting beginning with your Form 10-K for the year-ended December 31, 2005.
Based on the supplemental financial reporting package you submitted in response to our August 1, 2005 comment letter you reported results to the CODM at a more detailed level than one reportable segment for the year ended December 31, 2004. There appears to be no substantive difference, from a SFAS 131 perspective, between your segment reporting in 2004 and currently, other than that your current internal reporting aggregates into one operating and reportable segment the operations of four operating segments for which discrete financial information was previously prepared. In light of the significant difference between the economic characteristics of the DSD operating segment and the other operating segments, which are now aggregated and reported as the Warehouse segment, please amend your
Form 10-K to provide all required segment information for your two reportable segments, including product line disclosures, in an audited note for all periods presented. Ensure that your amended disclosure provides all information required by paragraphs 26-28 of
SFAS 131. Please also ensure that your amended disclosure reconciles each segment measure to reported consolidated amounts as required by paragraph 32 of SFAS 131.

Form 10-Q for the Quarter Ended September 30, 2005

Condensed Consolidated Statements of Cash Flows, page 5

2. Please tell us how you classify short-term investments for purposes of SFAS 115. Based on the nature of the investments you hold as disclosed in Note 2 and the short time frame over which investments are held we assume that you designate your short-term investments as trading securities in accordance with paragraph 12(a)
of SFAS 115. If so, please tell us why you classify purchases and sales of short-term investments as investing activities on the statements of cash flows. Refer to paragraph 18 of SFAS 115 for guidance.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Rodney C. Sacks
Hansen Natural Corporation
November 22, 2005
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